Filed Pursuant to Rule 433

Registration Statement No. 333-277527

Relating to Preliminary Prospectus Supplement dated July 13, 2026

SBA COMMUNICATIONS CORPORATION

PRICING TERM SHEET

July 14, 2026

$1,350,000,000 4.875% Senior Notes due 2030

$1,350,000,000 5.150% Senior Notes due 2031

$800,000,000 5.450% Senior Notes due 2033

The information in this pricing term sheet supplements SBA Communication Corporation’s preliminary prospectus supplement, dated July 13, 2026 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. You should rely on the information contained or incorporated by reference in the Preliminary Prospectus Supplement, as supplemented by this pricing term sheet, in making an investment decision with respect to the Notes. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	SBA Communications Corporation

Expected Ratings (S&P/Fitch)*:	BBB (S) / BBB- (S)

Securities:

4.875% Senior Notes due 2030 (the “2030 Notes”)

5.150% Senior Notes due 2031 (the “2031 Notes”)

5.450% Senior Notes due 2033 (the “2033 Notes” and, together with the 2030 Notes and the 2031 Notes, the “Notes”)

Trade Date:	July 14, 2026

Settlement Date:	July 23, 2026 (T+7)

Size:	2030 Notes: $1,350,000,000 2031 Notes: $1,350,000,000 2033 Notes: $800,000,000

Maturity:	2030 Notes: January 15, 2030 2031 Notes: July 15, 2031 2033 Notes: July 15, 2033

Coupon (Interest Rate):	2030 Notes: 4.875% 2031 Notes: 5.150% 2033 Notes: 5.450%

Yield to Maturity:	2030 Notes: 5.087% 2031 Notes: 5.362% 2033 Notes: 5.639%

Price to Public:	2030 Notes: 99.333% 2031 Notes: 99.086% 2033 Notes: 98.924%

Gross Proceeds:	2030 Notes: $1,340,995,500 2031 Notes: $1,337,661,000 2033 Notes: $791,392,000

Spread to Benchmark Treasury:	2030 Notes: +85 basis points 2031 Notes: +105 basis points 2033 Notes: +120 basis points

Benchmark Treasury:	2030 Notes: 4.125% UST due July 15, 2029 2031 Notes: 4.125% UST due June 30, 2031 2033 Notes: 4.250% UST due June 30, 2033

Benchmark Treasury Price/Yield:	2030 Notes: 99-22 / 4.237% 2031 Notes: 99-05+ / 4.312% 2033 Notes: 98-28 / 4.439%

Interest Payment Dates:

2030 Notes: January 15 and July 15 of each year, commencing on January 15, 2027

2031 Notes: January 15 and July 15 of each year, commencing on January 15, 2027

2033 Notes: January 15 and July 15 of each year, commencing on January 15, 2027

Optional Redemption:

The Company may redeem the 2030 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of: (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the 2030 Notes to be redeemed discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 15 basis points, less (b) interest accrued on the 2030 Notes to, but excluding, the date of redemption, and (ii) 100% of the principal amount of the 2030 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

Prior to June 15, 2031 (the date that is one month prior to the maturity date of the 2031 Notes), the Company may redeem the 2031 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of: (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the 2031 Notes to be redeemed discounted to the redemption date (assuming the 2031 Notes matured on July 15, 2031) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury

Rate plus 20 basis points, less (b) interest accrued on the 2031 Notes to, but excluding, the date of redemption, and (ii) 100% of the principal amount of the 2031 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date. On or after June 15, 2031, the Company may redeem the 2031 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2031 Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Prior to May 15, 2033 (the date that is two months prior to the maturity date of the 2033 Notes), the Company may redeem the 2033 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of: (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the 2033 Notes to be redeemed discounted to the redemption date (assuming the 2033 Notes matured on July 15, 2033) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 20 basis points, less (b) interest accrued on the 2033 Notes to, but excluding, the date of redemption, and (ii) 100% of the principal amount of the 2033 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date. On or after May 15, 2033, the Company may redeem the 2033 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2033 Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Par Call Date:	2031 Notes: On or after June 15, 2031 2033 Notes: On or after May 15, 2033

Mandatory Offer to Purchase:	If a change of control triggering event occurs, subject to certain exceptions, each holder of the Notes will have the right to require the Company to repurchase some or all of its Notes at a purchase price equal to 101% of the aggregate principal amount of the Notes repurchased, plus accrued and unpaid interest thereon to, but excluding, the repurchase date. A change of control triggering event means the occurrence of both a change of control and a ratings decline.

Use of Proceeds:	The Company intends to use the net proceeds from the Notes to repay in full its 2024 Term Loan maturing in January 2031, repay partially, or in full, outstanding borrowings under its Revolving Credit Facility and for general corporate purposes.

CUSIP Number:	2030 Notes: 78410G AH7 2031 Notes: 78410G AJ3 2033 Notes: 78410G AK0

ISIN:	2030 Notes: US78410GAH74 2031 Notes: US78410GAJ31 2033 Notes: US78410GAK04

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Day Count Convention:	30/360

Joint Book-Running Managers:

Morgan Stanley & Co. LLC

Barclays Capital Inc.

Wells Fargo Securities, LLC

Goldman Sachs & Co. LLC

BofA Securities, Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

RBC Capital Markets, LLC

TD Securities (USA) LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independently of any other rating.

It is expected that delivery of the Notes will be made against payment therefor on or about July 23, 2026, which will be the seventh business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+7”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any day prior to the business day before delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their advisors.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Morgan Stanley & Co. LLC, Barclays Capital Inc., Wells Fargo Securities, LLC or Goldman Sachs & Co. LLC will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll-free at (866) 718-1649, Barclays Capital Inc. toll-free at (888) 603-5847, Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or Goldman Sachs & Co. LLC toll-free at (866) 471-2526.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying base prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying base prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying base prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.